Confidential Treatment Requested by T-Mobile US, Inc.

Portions of this document have been omitted pursuant to a request for confidential treatment under 17 C.F.R. § 200.83 and have been marked with asterisks to indicate where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

June 1, 2015

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	T-Mobile US, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Response Dated May 13, 2015
Form 10-Q for Fiscal Quarter Ended March 31, 2015
File No. 001-33409

Dear Mr. Spirgel:

T-Mobile US, Inc. (“T-Mobile” or the “Company”) submits this letter in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 15, 2015 related to T-Mobile’s Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the fiscal quarter ended March 31, 2015. For your convenience, we have repeated each of the comments in your letter and followed each comment with the Company’s response. For the purpose of business confidentiality, the submission is accompanied by T-Mobile’s request for confidential treatment of selected portions of this letter pursuant to Rule 83, under the Freedom of Information Act, 17 C.F.R. § 200.83.

Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, pages 27 and 29

1.
We note your response to comment 2. Please tell us why customer care costs, including customer support and billing, are not considered costs of services. In addition, tell us the amount of such costs for 2014, 2013 and 2012.

RESPONSE:

Cost of services consist primarily of costs directly attributable to providing wireless service through the operation of T-Mobile's networks. Selling, general and administrative expenses consist of costs not directly attributable to providing wireless service. T-Mobile believes cost of services, or the costs to provide access to and usage of the network, are most directly applicable to T-Mobile’s wireless service revenues, whereas selling, general and administrative expenses relate to acquiring, retaining and supporting the customer base. As such, T-Mobile considers customer care costs, including customer support and billing, to be selling, general and administrative as these are costs to acquire, retain and support the customer base.

Customer care costs, including customer support and billing, were $[*], $[*] and $[*] for the years ended December 31, 2014, 2013 and 2012, respectively. Customer support costs primarily include payroll and facilities costs associated with operating call centers, which are used to support and retain existing customers and assist in the acquisition of new customers.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014 Revenues, Branded Postpaid Revenues, page 21

2.
We note your response to comment 4 and your proposed disclosure. Please disclose your multiple-element arrangements including the Free 10G Starter Stash and Personal Data Stash deliverables pursuant to ASC 605-25-50-2 and Rule 10-01(a)(5), or tell us why such disclosure is not necessary.

RESPONSE:

In preparing its periodic filings, T-Mobile uses judgment in determining information which will enhance a user’s understanding of its financial statements while avoiding disclosure of information which is not significant to the financial statements. In preparing the financial statements for the three months ended March 31, 2015, T-Mobile assessed its multiple-element arrangements including the Free 10GB Starter Stash and Personal Data Stash deliverables under ASC 605-25-50-2 and Rule 10-01(a)(5). For purposes of determining materiality for these disclosures, T-Mobile considered both quantitative and qualitative factors. T-Mobile believes the impact on revenues is the most relevant factor to the quantitative assessment for determining materiality for the Free 10GB Starter Stash and Personal Data Stash deliverables. The consideration allocated to the Free 10GB Starter Stash and Personal Data Stash was [*]% of total revenues for the three months ended March 31, 2015 and this was determined to be immaterial to T-Mobile’s overall revenue disclosures.

The Company also considered the disclosure objectives of the standards in addition to the related prescriptive disclosure requirements. The Company concluded the multiple-element arrangements including the Free 10GB Starter Stash and Personal Data Stash deliverables did not significantly impact the timing or amount of revenue recognition for the three months ended March 31, 2015. Accordingly, T-Mobile determined certain disclosures prescribed by ASC 605-25-50-2 and Rule 10-01(a)(5) were not necessary for the multiple-element arrangements including the Free 10GB Starter Stash and Personal Data Stash deliverables. T-Mobile will continue to assess its disclosures related to the impacts of the Free 10GB Starter Stash and Personal Data Stash in preparing future filings and will revise its disclosures as necessary.

* * *

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the responses provided herein. Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Mike Morgan, our Chief Accounting Officer, at (425) 378-4435 or me at (425) 383-4859. For any future written correspondence sent by email, please use the following addresses: Braxton.Carter@T-Mobile.com, Michael.Morgan@T-Mobile.com and Dave.Miller@T-Mobile.com.

Sincerely,

/s/ J. Braxton Carter
J. Braxton Carter
Executive Vice President and Chief Financial Officer (Duly Authorized Officer)